Exhibit 99.117

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD EXPANDS THUNDER CREEK RUSK ZONE, ANNOUNCES
ADDITIONAL WIDE, HIGH-GRADE INTERCEPTS

•                  TC300-021 intersects 16.02gpt over 7.10m,TC300-019 intersects 12.30gpt over 8.10m,TC200-008 intersects 12.15gpt over 7.40m, TC300-015 intersects 12.46gpt over 5.60m and TC300-010 Intersects 13.25gpt over 5.70m,

•                  Confirms mineralization below 300 meter access drift.

•                  TC300-013 intersects 10.34gpt over 7.90m, TC200-014 intersects 14.09gpt over 3.00m and TC200-009B intersects 14.83gpt over 2.00m,

•                  Extends Rusk Zone 70 meters east of 300 Level crosscut and 40 meters east of previous drilling.

•                  TC300-012 intersects 7.00gpt over 12.10m, TC300-003 intersects 9.14gpt over 4.50m and TC300-004 intersects 9.67gpt over 4.10m,

•                  Extends Rusk Zone westwards from main access crosscut on 300 Level.

Toronto, Ontario (August 30, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from an additional 38 holes (3,463.1 m) of its ongoing underground drilling program at the Company’s 100%-owned Thunder Creek Project (the “Project”). The Project is located approximately one kilometre southwest of the Company’s Timmins Mine and is currently being explored underground from access drifts driven from the 200 and 650 levels in the Timmins Mine. The new holes being reported (see attached figures) are from an ongoing program on the new access crosscut on the 300 Level drift at Thunder Creek that intersected the mineralized Rusk Zone (the “Zone”) in June. This program is designed to confirm and expand previously defined high-grade mineralization identified from wide spaced surface holes to support development along the Zone for bulk sampling. The majority of the reported holes targeted a 120 meter long by 40 meter high block surrounding the new access crosscut and contained positive results in all directions.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results continue to confirm and expand the potential of the Thunder Creek Deposit. The underground drilling to date has confirmed the results of earlier surface drilling, and highlights the likely extension of the mineralization at Thunder Creek both along strike and at depth. Based on the excellent grades and widths intersected development has commenced to follow the Zone along strike at the 300 Level elevation, as well as to ramp up and down to elevations where sub-level development and additional drilling can be carried out. This work is being done in order to further delineate the Zone as part of a larger program designed to determine an initial National Instrument 43-101 resource for Thunder Creek in 2011. At this point, the development on the 300 Level has been advanced along the mineralization to points approximately 30 meters east and 15 meters west of the crosscut, and all material extracted will be processed at the Bell Creek Mill.”

Drilling below the level was focused on a 30 meter high block east of the new access crosscut and returned excellent grades and continuity of gold mineralization. Significant results include: 16.02gpt over 7.10m in TC300-021, 12.30gpt over 8.10m in TC300-019, 12.15gpt over 7.40m in TC200-008 (including 22.61gpt over 3.40m), 12.46gpt over 5.60m in TC300-015 and 13.25gpt over 5.70m in TC300-010 from an area covering up to 40 meters below the 300 Level on the east side of the new access crosscut, in an area that had never been tested. Mineralization intersected in the new holes occurs along a contact zone between pyroxenitic intrusive rocks and sedimentary rocks. The Zone, which trends northeast and dips 65 degrees to the northwest, is hydrothermally altered, carries increased sulphide mineralization, and is locally intruded by syenite porphyry dikes.

Drilling at the level elevation tested up to 70 meters east and 50 meters west of the 300 Level access crosscut and also contained excellent results. Drilling east of the access crosscut includes intercepts of 10.34gpt over 7.90m in TC300-013 and 14.09gpt over 3.00m in TC200-014. Significant values west of the new access crosscut include intercepts of 7.00gpt over 12.10m in TC300-012, 9.14gpt over 4.50m in TC300-003 and 9.67gpt over 4.10m in TC300-004. Based on the strength of alteration in holes near the limits of testing, the Zone is still considered open for further expansion in both directions.

In addition, 11 holes were drilled in the area above the 300 Level, which was previously considered as the top limit of mineralization. Significant results over the area east of the new access crosscut included values of 17.64gpt over 3.10m in TC 200-006, and 14.28gpt over 5.00m in TC300-018 and 3.30gpt over 6.25m, including 17.83gpt over 0.95m (with visible gold), in TC300-007. Significant results to the west included 9.04gpt over 2.20m in TC200-019A and 9.14gpt over 4.50m in TC300-003. The new intersection in TC200-006 is located in a gap approximately 60 meters above the 300 Level and west of a previously released intersection of 15.07gpt over 10.40m in TC200-004 (see press release dated June 29, 2010). A further gap of at least 50 meters in strike length remains open both to the west and upwards along the northeasterly trending plunge line.

Drilling at the present is continuing on the 300 Level with two drills that are focused on defining and expanding mineralization from the 300 Level access crosscut.

Quality Control

The Company’s Qualified Person (“QP”) for the underground drilling being completed on the Thunder Creek property is Stephen Conquer, P. Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information and has verified the data disclosed in this press release.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of all drill core. Assays have been completed at both ALS Chemex (TC200 series holes) and LSG — Bell Creek lab (TC300 series holes); both labs use a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams (ALS Chemex) and 20 grams (Bell Creek) per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. BQTK size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags to either the Bell Creek lab for preparation and analysis or to the ALS Chemex Prep Lab located in Timmins, Ontario. The pulps from core that is sent to the ALS Chemex Prep Lab are then shipped to ALS Chemex Assay Laboratory in Vancouver, BC. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification. The LSG - Bell Creek lab conducts in-house analysis of mill, underground and drill core samples and is not an ISO 9001-2000 registered laboratory.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

Thunder Creek - New Assay Results

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
TC200-006	150.20	153.30	17.64	3.10
	181.80	184.20	3.72	2.40	VG @ 182.8 & 183.2m
	210.20	211.00	6.17	0.80

TC200-007	161.00	162.65	5.59	1.65
	186.70	187.30	9.34	0.60	VG @ 187.3m

TC200-008	162.00	169.40	12.15	7.40
includes	164.90	168.30	22.61	3.40	VG @ 166.5m

TC200-009B	145.40	148.00	3.28	2.60
	160.70	162.70	14.83	2.00

TC200-010B	149.20	150.00	3.00	0.80
	151.50	152.10	7.24	0.60

TC200-011	199.50	201.00	3.68	1.50
	221.70	222.70	5.55	1.00

TC200-013	223.00	225.45	1.67	2.45

TC200-014	144.50	147.50	14.09	3.00
	157.20	158.20	3.92	1.00

TC200-018	148.60	162.40	3.02	13.80
includes	157.30	161.90	6.04	4.60

TC200-019A	107.10	107.70	21.60	0.60
	111.00	113.20	9.04	2.20

TC300-001	5.70	10.20	5.31	4.50

TC300-002	4.10	9.85	4.45	5.75

TC300-003	5.00	9.50	9.14	4.50
includes	6.50	8.00	17.89	1.50

TC300-004	4.90	9.00	9.67	4.10
includes	6.00	7.50	19.96	1.50

TC300-005	9.30	12.80	10.49	3.50
includes	9.80	10.80	20.87	1.00

TC300-006	12.00	17.00	8.34	5.00
includes	15.00	16.00	22.63	1.00

TC300-007	18.95	25.20	3.30	6.25
includes	18.95	19.90	17.83	0.95	VG @ 19.0m

TC300-008	9.50	14.70	8.04	5.20
includes	11.00	11.60	21.90	0.60

TC300-009	16.60	18.60	6.27	2.00
	23.90	26.90	6.70	3.00

TC300-010	10.10	15.80	13.25	5.70
includes	12.70	14.70	24.55	2.00

TC300-011	5.00	9.50	2.90	4.50
	12.50	15.50	4.48	3.00

TC300-012	6.70	18.80	7.00	12.10

TC300-013	16.40	24.30	10.34	7.90

TC300-015	13.90	19.50	12.46	5.60	VG @ 14.9m
includes	16.00	19.00	20.02	3.00

TC300-017	8.00	13.00	5.13	5.00

TC300-018	15.30	20.30	14.28	5.00
includes	16.30	19.30	20.86	3.00

TC300-019	7.80	15.90	12.30	8.10
includes	10.70	15.00	19.17	4.30

TC300-020	15.90	16.90	7.23	1.00

TC300-021	15.00	22.10	16.02	7.10
includes	19.00	22.10	23.58	3.10

Notes:

1)                         Holes TC200-009, TC200-009A, TC200-0010A, TC200-10B and TC200-019 stopped early due to excess deviation.

2)                         Hole TC200-015 was postponed.

3)                         Holes TC200-012, TC200-016, TC300-014 and TC300-016 returned mainly low grade assay results.

4)                         Assay results are pending for hole TC200-017

5)                         Assays are reported uncut.

6)                         True widths are not reported at this time.

Figure 1. Level Plan

Legend
Porphyry
Rusk Alteration Zone
Pyroxenite
Rusk Horizon
Sediments
N
280 drill drift
320 down ramp
300 Level
Access
Cross Cut
TC300-010
13.25 /5.70m
TC300-018
14.28 /5.00m
TC07-30
29.70 /7.00m
OPEN
B
TC200-014
14.09 /3.00m
TC200-008
12.15 /7.40m
incl. 22.61 /3.40m
TC300-013
10.34 /7.90m
TC07-36
24.61 /7.00m
TC200-009B
14.83 /2.00m
TC300-004
9.67 /4.10m
TC300-015
12.46 /5.60m
TC300-012
7.00 /12.10m
TC300-003
9.14 /4.50m
TC200-19A
9.04 /2.20m
Composites:
gpt Au over meters
Red indicates New drill intercepts
TC300-021
16.02 /7.10m
TC300-019
12.30 /8.10m
A
OPEN
TC300-006
8.34 /5.00m
0
20
40
Meters
4450
4500
4550
6950
6900
6850
LAKE SHORE
GOLD CORP.
THUNDER CREEK
300 LEVELPLAN
Date: August, 2010
File: tc_300_levelplan.mxd
Name:

Figure 2. Long Section

LAKE SHORE
GOLD CORP.
THUNDER CREEK
300 LEVEL
VERTICAL LONGSECTION A-B
(Looking North West)
Date: August, 2010
File: tc_300_levelplan.mxd
Name:
Composites:
gpt Au over meters
Red indicates New drill intercepts
Legend
Drilled <3 Au x m
Drilled 3-15 gpt Au x m
Drilled 15-40 gpt Au x m
Drilled >40 gpt Au x m
0
10
20
Meters
A
B
1000E
1050E
9750
9700
OPEN
OPEN
300 Level
Development
TC200-004
15.07 /10.40m
TC200-006
17.64 /3.10m
TC200-019A
9.04 /2.20m
TC07-36
24.61 /7.00m
TC300-003
9.14 /4.50m
TC300-004
9.67 /4.10m
TC300-012
7.00 /12.10m
TC300-010
13.25 /5.70m
TC200-008
12.15 /7.40m
incl. 22.61 /3.40m
TC300-015
12.46 /5.60m
TC300-018
14.28 /5.00m
TC300-013
10.34 /7.90m
TC07-30
29.70 /7.00m
TC200-014
14.09 /3.00m
TC200-009B
14.83 /2.00m
TC300-006
8.34 /5.00m
TC300-021
16.02 /7.10m
TC300-019
12.30 /8.10m
TC200-007
TC200-006
TC07-33
TC200-019A
TC200-016
TC300-009
TC300-014
TC300-007
TC300-003
TC300-004
TC300-001
TC300-002
TC07-36
TC300-016
TC300-018
TC300-020
TC200-009B
TC200-014
TC300-006
TC300-005
TC300-013
TC200-012
TC200-013
TC300-012
TC300-011
TC300-017
TC300-019
TC300-021
TC300-010
TC300-008
TC300-015
TC200-008
TC200-018